
June 10, 2014

Via E-mail
Ms. Kathleen E. Redd
Chief Financial Officer
GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, California 95742

RE: **GenCorp Inc.**
Form 10-K for the Year Ended November 30, 2013
Filed February 7, 2014
Form 10-Q for the Period Ended February 28, 2014
Filed March 31, 2014
Response dated May 29, 2014
File No. 1-1520

Dear Ms. Redd:

We have reviewed your response letter dated May 29, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended November 30, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Ms. Kathleen E. Redd
GenCorp Inc.
June 10, 2014
Page 2

Notes to the Financial Statements

Note 5. Income Taxes, page 99

2. We note your response to comment 3 of our letter dated May 15, 2014. You provide your taxable income (loss) amounts for each of the last five years and the corresponding amount of federal net operating losses and tax credit carryforwards utilized. The taxable income amounts appear to be considerably higher than your book pre-tax income amounts, and for 2013 the taxable loss amount is considerably lower than your book pre-tax loss amount. Please help us understand the key differences between your book and taxable income which resulted in such significant differences especially in 2013.

3. In fiscal 2013, you released approximately $282.4 million of the valuation allowance that existed at the beginning of the year. The amount of the valuation allowance released represents the portion of deferred tax assets that was deemed more-likely-than-not that you will realize the benefits based on your analysis. It still does not appear that your response addresses the specific deferred tax assets for which you determined it was appropriate to release a valuation allowance. Specifically, your response now refers to deferred tax assets as of November 30, 2013, which would have been subsequent to the release of the valuation allowance. Please clearly identify the specific deferred tax assets and corresponding amounts for which you released a valuation allowance during fiscal 2013. Aside from your deferred tax assets related to tax losses/credit carryforwards and net cumulative defined benefit pension plan losses, please help us better understand the factors that resulted in you recording a valuation allowance related to the other deferred tax assets and what resulted in you determining that these valuation allowances were no longer needed in fiscal 2013. Please also tell us how you determined the amount of valuation allowance to reverse during fiscal 2013.

4. You state that your five year forecast indicates projected growth in income during the next five years sufficient to realize your net deferred tax assets as of November 30, 2013. Please provide us with your projected annual income and comprehensive income amounts which show how you determined that you will be able to record these amounts of income for each of these five years. Please include a clear explanation of the specific assumptions you made in concluding that future income will be materially different from historical results.   For example, you should address current sales and how you expect these to change in order to generate enough income to recover your deferred tax assets.

5. Given that the acquisition of the Rocketdyne business is one of the two distinct events in fiscal 2013 that led to the release of the valuation allowance, please help us better understand the actual impact that this business has had on your historical pre-tax income as well as the impact that you expect it to have on your projected income.

6. Please provide us with a comprehensive explanation of the analysis you performed to determine how the release of the valuation allowance should be reflected on your

financial statements pursuant to ASC 740. Your explanation should address the consideration you gave to ASC 740-10-45-20 and ASC 740-20-45-4 in determining that you should use an intraperiod tax allocation methodology. Please also provide us with the calculation showing your application of ASC 740-20 in determining how the release of the valuation allowance should be recorded.

Form 10-Q for the Period Ended February 28, 2014

Note 10. Cost Reduction Plan, page 21

7. We note your response to comment 4 of our letter dated May 15, 2014. In a similar manner to your response, please disclose that you view the subsequent recovery of these costs to be probable and your basis for this determination. In regards to the $5 million of restructuring costs that are not included as a component of the Rocketdyne business integration costs, please help us understand why these costs will be charged to expense in the period they have been paid. Please address your consideration of ASC 420 in determining when the actual expense related to these costs should be recorded.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief